UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2002

BRANDERA INC.
(Name of Registrant)

5255 Yonge Street, Suite 705, Toronto, Ontario M2N 6P4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes No xxx

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

April 2002 Information

1. Press Release dated April 23, 2002 – "BrandEra Inc. Completes Acquisition of National Construction Group Inc."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

BrandEra Inc. -- SEC File No. 0-27144
(Registrant)

Date: May 9, 2002 By: ______________________
Keith Eaman, Chairman

BRANDERA INC.

Suite 705, 5255 Yonge Street
Toronto, ON M2N 6P4

BRANDERA COMPLETES ACQUISITION OF NATIONAL CONSTRUCTION GROUP INC

April 23, 2002

BRANDERA INC. ("BrandEra") (CDNX: YBD) (OTCBB: BRND) is pleased to announce that it has completed its previously announced acquisition of all of the common shares and special shares of National Construction Group Inc. ("National") for CDN$1,500,000 in cash and 7,259,920 common shares of BrandEra (the "Acquisition"). The Acquisition was completed after the completion by BrandEra of the private placement of 3,750,000 common shares of BrandEra at a price of US$0.40 per share for gross proceeds to BrandEra of US$1,500,000.

BrandEra also announces it has received shareholder approval for its proposed change of name to National Construction Inc., and will proceed with the name change after the end of the current strike by public services workers in the Province of Ontario.

"The completion of the transaction with BrandEra is an important step forward for National. It provides an additional equity base, which helps to facilitate our business plans going forward," said Keith F. Eaman, Chairman of National.

"Brandera is pleased to have completed the acquisition of National at this time. Together with National, the Company is poised to embark on a new strategic direction," said Marvin Igelman, President and CEO of Brandera Inc.

National is an industrial contracting specialist with expertise in turnkey construction of industrial plants and power generating facilities. Through its two wholly-owned subsidiaries, Auprocon Limited ("Auprocon") and Entretien Industriel N-S Inc. ("N-S Inc."), National provides specialized construction services in areas such as industrial piping, mechanical installation, process equipment, instrumentation, controls and electrical installation. As the largest multi-trade industrial construction contracting firm in Eastern Canada, National provides services to industrial clients, mainly in the pulp and paper, petrochemical and chemical, gas and energy, and mining and metallurgy sectors. National also owns 50% of National SNC-Lavalin Constructors Inc., a private company based in Edmonton, Alberta that is also 50% owned by SNC-Lavalin Group Inc. (TSE:SNC).

Keith F. Eaman has been appointed the Chairman of BrandEra, Jean Cormier has been appointed the President, Danny C. Daoust has been appointed the Executive Vice-President, Andre Przybylowski is the Vice-President, Operations, Michel Dupont is the Vice-President, Turnkey Projects and Patrick Toupin is the Manager of Financial Operations.

The new Board of Directors of BrandEra now consists of Keith F. Eaman, Bradley D. Griffiths, Alain Lambert, Marvin M. Igelman, Kamil J. Khan, Walid Mougayar, Bernard Zaionz, William B. Packer and Ralph E. Lean.

The Acquisition constituted a Reverse Takeover of BrandEra as defined in Policy 5.2 of the Canadian Venture Exchange Inc. ("CDNX").

Immediately after completion of the Acquisition, BrandEra exercised its previously announced option to require a private party to purchase the shares of the sole subsidiary of BrandEra, as well as the Web site "portfolios.com", for cash consideration of CDN$1,500,000 (the "BrandEra Asset Sale").

The Acquisition and the BrandEra Assets Sale are subject to the final approval of CDNX and BrandEra is in the process of filing requisite documentation with CDNX.

For further information contact David Berman at (416) 226-2800, ext. 256, or Keith F. Eaman, the Chairman of National, at (450) 444-2405.

The Canadian Venture Exchange and the NASD OTC has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements relating to BrandEra. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, general economic conditions, the company's history of losses, quarterly results that are unpredictable and subject to significant fluctuations, cyclical revenue attributed to our Black Book specialty publishing segment, reliance on a small group of customers, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.